MANAGEMENT’S DISCUSSION & ANALYSIS

The following discussion and analysis is management’s assessment of the results and financial condition of Almaden Minerals Ltd. (the “Company” or “Almaden”) and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2006 and related notes contained in the annual report. The date of this management’s discussion and analysis is May 8, 2007. Additional information on the Company is available on SEDAR at www.sedar.com and on the Company’s website at www.almadenminerals.com.

Business of Almaden

Almaden is an exploration stage company engaged in the acquisition, exploration and development of mineral properties of merit with focus on Canada, the United States and Mexico with the aim of developing them to a stage where they can be exploited at a profit or to arrange joint ventures whereby other companies provide funding for development and exploitation.

Forward looking statements

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

Trends

The previous period of low metal prices led to low market capitalizations and major mining companies found it was easier to grow by merger or acquisition or by purchasing mines rather than explore for them. This, in turn, lead to downsizing of major mining company exploration staffs and many professionals took early retirement or left the industry to pursue other careers. At the same time, environmental groups have successfully lobbied for more wilderness areas and parks where exploration and mining activities are not allowed. Native groups are actively pursuing land claims and there is a rise of militant national and religious groups in many parts of the world. These issues tend to restrict the areas where mineral exploration and development of new mines can occur. This should make areas permissive to exploration more attractive. As a result of these trends, there are few good gold-silver projects in the pipeline and a shortage of experienced explorationists. With current high metal prices and increasing demand, especially from Asia, supply difficulties may occur in the future and there is a discernible need for good exploration projects based on sound geological work.

Risks and uncertainties

The Company is subject to a number of risks and uncertainties, the more significant of which are discussed below. Additional risks and uncertainties not presently known to the Company may impact the Company’s financial results in the future.

Industry

Almaden is engaged in the exploration of mineral properties, an inherently risky business. There is no assurance that a mineral deposit will ever be discovered and economically produced. Most exploration projects do not result in the discovery of commercially mineable ore deposits.

Reserve and mineralization estimates

The estimation of reserves and mineralization is a subjective process and the accuracy of any such estimates is a function of the quality of available data and of engineering and geological interpretation and judgment. No assurances can be given that the volume and grade of reserves recovered and rates of production will not be less than anticipated.

Gold and metal prices

The price of gold is affected by numerous factors beyond the control of the Company including central bank sales, producer hedging activities, the relative exchange rate of the U.S. dollar with other major currencies, supply and demand, political, economic conditions and production levels. In addition, the price of gold has been volatile over short periods of time due to speculative activities. The price of other metals and mineral products that the Company may explore all have the same or similar price risk factors.

Cash flows and additional funding requirements

Almaden currently has no revenues from operations. If any of the Company’s exploration programs are successful and optionees of properties complete their earn-in, the Company would have to provide its share of ongoing exploration and development costs in order to maintain its interest in the projects, or be reduced to a royalty interest. Additional capital would be required to put a property into commercial production. The sources of funds currently available to the Company are the sale of its inventory of gold, sale of marketable securities, sale of equity capital or the offering of an interest in its projects to another party. The Company presently has sufficient financial resources to undertake all of its currently planned exploration programs.

Exchange rate fluctuations

Fluctuations in currency exchange rates, principally the Canadian/U.S. dollar exchange rate, can impact cash flows. The exchange rate has varied substantially over time. Most of the Company’s exploration expenses in Mexico are denominated in U.S. dollars. Fluctuations in exchange rates may give rise to foreign currency exposure, either favourable or unfavourable, which will impact financial results. The Company does not engage in currency hedging to offset any risk of exchange rate fluctuation.

Environmental

Almaden’s exploration and development activities are subject to extensive laws and regulations governing environment protection. The Company is also subject to various reclamation-related conditions. Although the Company closely follows and believes it is operating in compliance with all applicable environmental regulations, there can be no assurance that all future requirements will be obtainable on reasonable terms. Failure to comply may result in enforcement actions causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures.

Laws and regulations

Almaden’s exploration activities are subject to extensive federal, provincial, state and local laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, mine safety and other matters in all the jurisdictions in which it operates. Such laws and regulations are subject to change, can become more stringent and compliance can therefore become more costly. The Company applies the expertise of its management, its advisors, its employees and contractors to ensure compliance with current laws and relies on its land man in Mexico and legal counsel in both Mexico and the United States.

Title to mineral properties

While the Company has investigated title to its mineral properties, this should not be construed as a guarantee of title. The properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. Unresolved native land claim issues in Canada may affect the Company’s properties in this jurisdiction in the future.

Possible Dilution to Present and Prospective Shareholders

The Company’s plan of operation, in part, contemplates the financing of its business by the issuance of securities of the Company and possibly, incurring debt. Any transaction involving the issuance of previously authorized but unissued shares of common stock, or securities convertible into common stock, would result in dilution, possibly substantial, to present and prospective holders of common stock. The Company usually seeks joint venture partners to fund in whole or in part exploration projects. This dilutes the Company’s interest in properties it has acquired. This dilution of interest in properties is done to spread or minimize the risk and to expose the Company to more exploration plays but means that any profit that might result from a possible discovery would be shared with the joint venture partner. There is no guarantee that the Company can find a joint venture partner for any property.

Material Risk of Dilution Presented by Large Number of Outstanding Share Purchase Options and Warrants As of May 8, 2007 there were share purchase options outstanding allowing the holders of these options to purchase 4,211,691 shares of common stock and share purchase warrants outstanding allowing the holders to purchase 395,541 shares of common stock. Directors and officers of the Company hold 3,756,691 of the share purchase options. An additional 455,000 share purchase options are held by employees and consultants of the Company. Directors and officers of the Company hold 29,500 of the share purchase warrants. An additional 5,000 share purchase warrants are held by employees of the Company.

Trading Volume

The relatively low trading volume of the Company’s shares reduces the liquidity of an investment in the Company’s shares.

Volatility of Share Price

Market prices for shares of early stage companies are often volatile. Factors such as announcements of mineral discoveries, financial results, and other factors could have a significant effect on the price of the Company’s shares.

Competition

There is competition from other mining exploration companies with operations similar to those of the Company's. Many of the mining companies with which the Company competes have operations and financial strength greater than that of the Company.

Dependence on management

The Company depends heavily on the business and technical expertise of its management.

Conflict of Interest

Some of the Company’s directors and officers are directors and officers of other natural resource or mining-related companies. These associations may give rise from time to time to conflicts of interest. As a result of such conflict, the Company may miss the opportunity to participate in certain transactions.

Exploration projects - Canada

Siwash Gold Deposit

Work continues in the evaluation of data on the Company’s wholly owned Siwash gold mine in B.C. The orebody model for this narrow and high-grade deposit has been intensively reviewed by a number of independent consultant geologists. A high level scoping study has been commenced to determine whether the project is ready to enter the pre-feasibility stage. The scoping study will consider both open-pit and underground mining options, along with on-site ore processing. The scoping study will be completed in the second quarter of 2007. During the quarter ended March 31, 2007, $102,714 was spent on the evaluation of the property. This amount is greater than originally budgeted due to additional geological review.

Ponderosa Gold Project

The Ponderosa property was staked and is held 100% by Almaden. The property is within the Spences Bridge Group volcanic assembly near Merritt, B.C. Several parties have expressed interest in optioning the property and property visits will be made when snow conditions permit. If the property is not optioned, Almaden will prepare a work program. During the quarter ended March 31, 2007, $10,741 was spent on exploration of the project.

Skoonka Creek Gold-Silver Project

The Skoonka Creek property was staked by Almaden and optioned to Strongbow Exploration Inc (“Strongbow”). During 2006, Strongbow earned a 51% interest in the property. A formal joint venture agreement is being negotiated. A 2007 work program is anticipated. The Company received a budget proposal from Strongbow and is reviewing it at the time of writing. During the quarter ended March 31, 2007, $2,676 was spent on exploration of the project.

Nicoamen River Gold-Silver Project

The Nicoamen River property was staked in 2004 and is held 100% by Almaden. The property was optioned to Tanqueray Resources Ltd. (“Tanqueray”) on terms whereby Tanqueray can earn a 60% interest in the property by spending $4 million on exploration and issuing 1,000,000 shares to Almaden by December 31, 2012. During the term of the option agreement, Tanqueray may, at its sole discretion, elect to make cash payments of $150,000 in lieu of each 100,000 share allotment. The Company has no planned 2007 exploration program with all work being conducted by Tanqueray.

Merit and Brookmere Gold-Silver Projects

The Merit property was staked in 2004 and is held 100% by Almaden. The property was optioned to Williams Creek Explorations Ltd. (“Williams Creek”) along with the nearby Brookmere property on terms whereby Williams Creek can earn a 60% interest in either or both of these properties by spending $4 million on exploration and issuing 1,000,000 shares to Almaden in staged payments over six years. The Company has no planned 2007 exploration program with all work being conducted by Williams Creek.

Rock River Coal Project

The Company has a 50% interest in a 187,698 acre coal prospect in the Yukon Territory. During 2006, a limited drill program was undertaken by the Company’s joint venture partner. The Company is waiting for a report of the results but initial reports suggest coal intercepts were narrow. The Company has no planned 2007 exploration program.

ATW Diamond Project

The Company has a net 37.5% interest in this property through its 50% ownership of ATW Resources Ltd. No work was done on the property during the quarter ended March 31, 2007 due to a lack of personnel to operate the project.

Exploration projects - Mexico

Fuego Gold-Silver Project

Almaden acquired this property by staking in 2003. The property was optioned to Horseshoe Gold Mining Inc. (“Horseshoe”) under terms whereby Horseshoe has an option to earn a 60% interest by spending US$3 million on exploration and issuing 1,000,000 shares to Almaden by December 31, 2008. The Company has no planned 2007 exploration program with all work being conducted by Horseshoe.

Caballo Blanco Gold-Silver Project

The Caballo Blanco property was optioned to Comaplex Minerals Ltd. (“Comaplex”) who earned a 60% interest in the property by spending US$2 million on exploration by January 16, 2007. During the quarter ended March 31, 2007, Almaden purchased Comaplex’s interest in the property for US$1,250,000 and made the final payment of US$210,000 to the underlying owner. The Company now holds a 100% interest in the property subject to a sliding scale NSR. The Company started a work program to include surface geochem, geophysics and geology to define drill targets. During the course of this on-going program, several new drill targets have been developed. Subsequent to March 31, 2007, the Company signed a letter of intent to option the property to Canadian Gold Hunter Corp. (“CGH”). Under the terms of the letter of intent, CGH can acquire a 70% interest in the property by issuing 1 million shares of CGH to Almaden and making a US$500,000 payment upon signing a formal agreement, spending US$12.0 million on exploration and funding all costs required for the completion of a bankable feasibility study.

San Carlos Copper-Gold Project

During the quarter ended March 31, 2007, the Company purchased a 2% NSR royalty on the San Jose claim for US$20,000 and 25,000 share purchase warrants exercisable at a price of $3.00 per share for three years. The Company also spent $40,985 in maintaining the claims which was written off to operations during the quarter. The Company is planning to seek a new partner for this project.

Japan Oil, Gas and Metals National Corporation (“JOGMEC”) Joint Venture

During 2005, the Company entered into a joint venture agreement with JOGMEC. The regional joint venture program was to consist of grassroots exploration for base metal deposits over a selected area in

Mexico. An initial program of helicopter supported stream silt sampling was conducted in the first quarter of 2006 and results were considered to be encouraging. Further targets were generated by a satellite based alteration study. However, subsequent to March 31, 2007, JOGMEC withdrew from all joint venture activities. The Company plans to pursue the targets generated for its own account. During the quarter ended March 31, 2007, the Company was successful in a bid for the government owned Matehuapil mineral concession that adjoins the Santa Isabela property. The Company spent $120,663 on the first installment and is committed to a further four equal installments plus a 1% NSR royalty. Discussions are underway with another party to arrange a joint venture on the property.

Viky Silver-Lead-Zinc Project

The Company optioned this wholly owned project to Apex Silver Mines Limited (“Apex”) under terms whereby Apex has an option to earn a 60% interest by spending US$5.6 million on exploration and making cash payments of US$1.35 million to Almaden over 5 years. The Company has no planned 2007 exploration program with all work being conducted by Apex.

Erika Gold-Silver Project

The Company completed a geochemical soil survey of this property. Results indicated several anomalous areas. There is currently interest in optioning the property from another company. During the quarter ended March 31, 2007, $11,886 was spent maintaining the claims which was written off to operations during the quarter.

Tuligtic Copper-Gold Project

The Company optioned this wholly owned project to Pinnacle Mines Ltd. (“Pinnacle”) on terms whereby Pinnacle can earn a 60% interest by spending US$6 million on exploration and issuing 1,000,000 shares to Almaden within 6 years. The Company has no planned 2007 exploration program with all work being conducted by Pinnacle.

Bufa Gold-Silver Project

The Company re-negotiated the option with Lincoln Gold Corporation (“Lincoln”). The Company has no planned 2007 exploration program with all work being conducted by Lincoln.

Summary of selected quarterly information

The following selected financial information is derived from the unaudited consolidated interim financial statements of the Company prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

			For the quarters ended (unaudited)
	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30
	2007	2006	2006	2006	2006	2005	2005	2005
Total revenues	$200,332	$271,051	$322,518	$120,434	$122,928	$75,830	$75,729	$66,155
Net loss (gain)	28,674	583,927	2,620,044	638,236	426,568	742,860	(288,235)	477,691
Net loss (gain) per share	0.00	0.01	0.06	0.02	0.01	0.02	(0.01)	0.02
Income on mineral property
Options	14,275	233,305	196,080	61,878	36,548	106,323	689,423	3,527
Write-down of interests in
mineral properties	165,515	665,577	156,615	198,319	104,823	543,454	2,485	10,647
Stock option compensation	-	-	2,488,900	-	-	-	-	213,600
Working capital	18,435,461	20,242,376	19,897,478	20,391,303	12,159,086	9,374,074	4,279,551	3,608,454
Total assets	28,772,437	28,719,562	28,181,386	27,741,946	19,464,360	16,366,755	11,797,329	10,050,122

Results of operations

During the quarter ended March 31, 2007, the Company’s operations produced a net loss of $28,674 or $0.00 per share (2006 – $426,568 or $0.01 per share). This decrease in net loss was primarily due to the future income tax recovery of $642,600 recognized during the quarter relating to flow-through shares issued during Fiscal 2006 and renounced during the quarter ended March 31, 2007 (2005 - $0). This future income tax recovery was recorded upon the adoption of the recommendations of Emerging Issues Committee – 146 with respect to flow-through shares. For all flow-through shares issued subsequent to December 31, 2003, the Company will recognize the future income tax liability and a corresponding increase to deficit on the date the Company renounces the tax credits associated with the expenditures, provided there is reasonable assurance that the expenditures will be made. The recognition of any portion of previously unrecognized future income tax assets will be recorded as a reduction of income tax expense.

The Company has no revenue from mining operations. Revenue consists primarily of interest income which increased due to higher cash balances available for investment

General and administrative costs increased to $368,741 during the quarter ended March 31, 2007 (2006 - $305,417) primarily due to the retention of personnel whose salaries are included in office and license and increased cost in complying with regulatory requirements. Travel and promotion decreased during the quarter. The Company participated in the Vancouver Resource Investment Conference, the Prospectors and Developers Association Conference in Toronto. The Company also retained Casey Research for a sponsored profile on the Kitco Casey website during the period.

General exploration expenses increased to $462,329 during the quarter ended March 31, 2007 (2006 - $139,436). This increase is primarily due to increased regional exploration being undertaken in Mexico.

Cash used in operating activities during the quarter ended March 31, 2007 was $780,629 (2006 – $285,788) after adjusting for non-cash activities. Significant non-cash items include the recovery of income tax recognized on the renouncement of tax deductibility relating to flow-through shares. Other non cash items include income on mineral property options which consists of equity securities received pursuant to mineral property option agreements and reflect the excess of the market value at the time of receipt over the carrying value of the property and the write-down of interests in mineral properties which fluctuates year to year based on management’s evaluation of the carrying value of each mineral property interest held at that time.

Cash from financing activities during the quarter was $309,506 (2006 - $3,367,765). The source of cash during the quarter ended March 31, 2007 is from the exercise of 441,792 stock options.

Cash used for investing activities during the quarter ended March 31, 2007 was $1,907,138 (2006 - $206,332). Significant items include proceeds from the sale of equity securities of $206,254 (2006 - $230,244). The Company disposes of its equity securities when favorable market conditions exist for any of its holdings. Investments of $2,225,927 made in mineral properties interests (2006 – $344,966). The most significant investment was the acquisition of Comaplex’s 60% option interest in the Caballo Blanco property in Mexico for $1,462,000 and the final acquisition payment to the original owner of $245,700. Attached to this management’s discussion and analysis is a schedule of acquisition and deferred exploration expenditures on the Company’s material properties during the quarter. Investments in mineral properties interests are net of any proceeds received from option agreements and costs recovered.

Liquidity and capital resources

At March 31, 2007, the Company had working capital of $18,435,461 and cash and cash equivalents of $16,418,695 compared to working capital of $20,242,376 and cash and cash equivalents of $18,796,956 at December 31, 2006, the Company’s most recent financial year end. The decrease working capital and cash and cash equivalents is primarily due to the investment in mineral properties discussed above. In addition, the value of the Company’s inventory of gold bullion (1,597 ounces) at March 31, 2007 was $1,229,684 - $954,916 above book value. This value differs from the GAAP based carrying value on the balance sheet which is at the lower of cost or market. Also, included in working capital is a liability arising from the contingent obligation in the event the Company is unsuccessful in its appeal of assessed additional mineral tax for prior years. On June 22, 2005, a petition was filed on behalf of the Company in the Supreme Court. The matter will proceed to British Columbia Supreme Court. The Company is waiting for the scheduling of the hearing. The Company expects its cash resources to be sufficient to meet its working capital and mineral exploration requirements for at least the next year. The Company has no long-term debt.

Contractual commitments

The Company is committed under an operating lease for its office premises with the following aggregate minimum lease payments to the expiration of the lease on January 31, 2011. The Company is committed to making the final acquisition payment of U.S.$20,000 for the As de Oro claim in 2007 and to making acquisition payments of U.S.$10,000 in each of 2007, 2008 and 2009 for the Gallo de Oro claim. The Company is also committed to four further installments for the Matehuapil mineral concession of ~$110,000 each over the next two years. Subsequent to March 31, 2007, the Company entered into management contracts with the Chief Executive Officer and Chief Operating Officer for the annual amount of $140,000 each. The Company does have government requirements in work and/or taxes to maintain other claims held. The decision to keep or abandon such claims is not contractual but at the discretion of the Company. All other property option payments on the Company’s projects have been assumed by third parties who are earning their interests in the projects. The following table indicates the total aggregate contractual commitments for each period.

	2007	2008	2009	2010	2011	Thereafter
Office lease	$36,600	$48,800	$59,100	$60,100	$5,000	-
Property acquisition	$145,100	$231,700	$121,700	-	-	-
Management contracts	$210,000	$280,000	$280,000	$280,000	$280,000	280,000

Off-balance sheet arrangements

The Company has no off-balance sheet arrangements other than disclosed above.

Critical accounting estimates

The Company capitalizes all costs relating to the acquisition, exploration and development of its mineral properties. All income from mineral property options is credited against the cost of the property. Should commercial production commence, these cost will be amortized. When a property is abandoned or when there is indication of impairment, all related costs are charged to operations.

The Company compares the carrying value of its property, plant and equipment to estimated net recoverable amounts. Should the assets’ carrying value exceed its estimated recoverable amount, all amounts related to the impairment are charged to operations.

The Company’s financial assets and liabilities are cash and cash equivalents, accounts receivable and prepaid expenses, marketable securities, inventory, accounts payable and mineral taxes payable. Other than marketable securities (see Changes in accounting principles below), the fair values of the financial instruments are estimated to be their carrying values due to their short-term nature. Cash and cash equivalents includes short-term money market instruments which, on acquisition, have a term to maturity of three months or less and expose the Company to minimal risk.

CICA Handbook section 3870 Stock-Based Compensation and Other Stock-Based Payments establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. Compensation expense is determined using Black-Scholes Option Pricing Model based on estimated fair values of all stock-based awards at the date of grant and is expensed to operations over each award’s vesting period. The Black-Scholes Option Pricing Model utilizes subjective assumptions such as expected price volatility and expected life of the option. Changes in these input assumptions can significantly affect the fair value estimate.

Changes in accounting principles Financial instruments

During 2005, the Canadian Institute of Chartered Accountants (“CICA”) issued new accounting standards dealing with the recognition, measurement and disclosure of financial instruments, hedges and comprehensive income, together with many consequential changes throughout the CICA handbook. The CICA issued the following handbook sections: Section 3855, Financial Instruments – Recognition and Measurement; Section 3865, Hedges; Section 1530, Comprehensive Income; Section 3861, Financial Instruments – Disclosure and Presentation; and Section 3251, Equity.

These sections specify when a financial instrument is to be recognized on the balance sheet. These sections require a financial instrument to be measured at fair value or using cost-based measures, establish how gains and losses are recognized and presented, including introducing comprehensive income; specify how hedge accounting is applied; and establish new disclosures about an entity’s accounting for designated hedging relationships and the methods and assumptions applied in determining fair values.

The standards require that all financial assets be classified as trading, available for sale, held to maturity or loans and receivables. In addition the standards require that financial assets, including derivatives, be measured at fair value on the balance sheet with the exception of loans, receivables and investments classified as held to maturity which will be measured at amortized cost. Changes in the fair value of available-for-sale securities are reported within a new statement of Other Comprehensive Income (“OCI”), until the financial asset is derecognized or becomes impaired. Changes in the fair value of trading securities are recorded directly into income. Financial liabilities are classified as trading or at amortized cost.

The Company adopted the new standards effective January 1, 2007. The impact on the Company of the new standards will be accounting for marketable securities at their fair value on the balance sheet and recognition of the movement in unrealized gains/losses on marketable securities in Other Comprehensive Income. The adoption of these standards resulted in the reporting of marketable securities at a fair value of $1,615,372 at December 31, 2006 with an adjustment to increase opening accumulated other comprehensive income by $296,230 as of January 1, 2007.

Outstanding share data

The Company is authorized to issue an unlimited number of common shares without par value. As at May 8, 2007, there were 44,211,047 outstanding common shares compared to 39,988,502 outstanding shares at May 8, 2006.

During the quarter ended March 31, 2007, the Company received cash proceeds of $309,506 pursuant to the exercise of stock options. Subsequent to March 31, 2007, 125,000 stock options were exercised for proceeds of $225,350.

The following table summarizes information about share purchase warrants outstanding at May 8, 2007:

Number of warrants	Expiry date	Exercise price
88,841	November 15, 2007	$2.85
4,250	November 16, 2007	$1.78
114,950	December 20, 2007	$3.00
162,500	July 21, 2008	$3.00
25,000	March 20, 2010	$3.00
395,541

Directors, officers, employees and contractors are granted options to purchase common shares under the Company Stock Option Plan. This plan and its terms are detailed in Note 7(c) to the consolidated interim financial statements.

The following table summarizes information about stock options outstanding at May 8, 2007:

Number of shares	Expiry date	Exercise price
50,000	September 5, 2007	$2.92
250,000	February 26, 2008	$0.80
100,000	July 6, 2008	$2.50
581,691	October 7, 2008	$0.45
154,000	December 1, 2009	$0.39
1,001,000	December 14, 2009	$1.67
240,000	June 17, 2010	$1.79
1,835,000	July 6, 2011	$2.50
4,211,691

Related party transactions

A total of $44,175 (2006 - $40,660) was paid to a company controlled by Duane Poliquin, the President of the Company, for geological consulting services and general and administrative services during the quarter ended March 31, 2007. A total of $35,000 (2006 - $24,000) was paid to Morgan Poliquin, a Director of the Company, for geological consulting services during the quarter ended March 31, 2007. A total of $24,064 (2006 - $23,748) was paid to Dione Bitzer, an Officer of the Company, for accounting services during the quarter ended March 31, 2007.

Disclosure controls and procedures

As at March 31, 2007, an evaluation was carried out under the supervision of and with the participation of the Company’s chief executive officer and chief financial officer, of the effectiveness of the Company’s disclosure controls and procedures. Based on that evaluation, the officers concluded that as at March 31, 2007, the design and operation of these disclosure controls and procedures are effective at the reasonable assurance level.

Internal controls over financial reporting

The Company’s chief executive officer and chief financial officer have designed, or have caused to be designed under their supervision, internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.

Outlook

The Company’s strong cash position will enable it to continue its own exploration efforts in Mexico, the United States and Canada, seeking to identify new projects through early stage grass roots exploration and to manage risk by forming joint ventures in which partner companies explore and develop such projects in return for the right to earn an interest in them.

Almaden Minerals Ltd. Schedule of mineral properties

Acquisition and deferred exploration expenditures For the three months ended March 31, 2007

			Canada							Mexico
	Elk	ATW	Merit	Nicoamen	Skoonka	MOR	Rock River	Caballo Blanco Viky		Tuligtic	Fuego	San Carlos	Yago	Various Total 2007 Total 2006
				River	Creek		Coal							Other
	$	$	$	$	$	$	$	$	$	$	$	$	$	$	$	$
Mineral properties,
Balance, beginning of period	1,075,694	46,451	7,434	5,296	22,798	31,524	32,867	543,645	113,339	5,166	1	1	1	140,706	2,024,923	1,941,844
Additions								1,717,829				36,200		133,742	1,887,771	290,474
Proceeds from options													-14,275		-14,275	-49,904
Recoveries															0	-79,350
Writedown of deferred
acquisition costs															0	-78,141
Income on mineral properties													14,275		14,275
Balance, end of period	1,075,694	46,451	7,434	5,296	22,798	31,524	32,867	2,261,474	113,339	5,166	1	36,201	1	274,448	3,912,694	2,024,923
Deferred Exploration Costs
Balance, beginning of year	3,662,041	53,549	55,006	32,754	0	0	6,472	8,873	117,579	115,856	0	41,519	0	286,406	4,380,055	3,162,329
Costs incurred during the period
Drilling															0	1,007,882
Professional/technical fees	29,382			261	2,676	900		120,981	7,037	579	342	2,844	4,492	31,677	201,171	522,868
Claim maintenance costs				2,347				8,695	1,839	17,085	27,231	38,141	8,233	113,505	217,076	425,142
Geochemical	695							11,055	1,523					4,270	17,543	385,892
Travel and accomodation	403							74,613	382		8,584				83,982	245,648
Geology, engineering	65,013							36,900							101,913	171,139
Salaries and wages															0	146,092
Supplies & misc.	45							14,256							14,301	93,400
Geophysical								23,941							23,941	41,634
Surface work															0	37,823
Helicopter															0	27,613
Reclamation, environmental	7,176														7,176	27,360
Proceeds from options									-116,000				-12,725		-128,725	-1,025,272
Recoveries				-1,043				-271,185		-17,110	-36,157			-11,453	-336,948	-381,982
Write-down of deferred
exploration costs				-1,565		-900		-8,698	-1,839	-554		-40,985		-110,974	-165,515	-1,023,326
Income on mineral properties															0	515,813
	102,714	0	0	0	2,676	0	0	10,558	-107,058	0	0	0	0	27,025	35,915	1,217,725
Balance, end of period	3,764,755	53,549	55,006	32,754	2,676	0	6,472	19,431	10,521	115,856	0	41,519	0	313,431	4,415,970	4,380,055
Total	4,840,449	100,000	62,440	38,050	25,474	31,524	39,339	2,280,905	123,860	121,022	1	77,720	1	587,879	8,328,664	6,404,978